Exhibit 99.1

AURORA CANNABIS INC.
(the “Corporation”)

INFORMATION NOTICE - CONSOLIDATION OF SHARES

TO INVESTORS:

After careful consideration and pursuant to section 54(1) of the Business Corporations Act (British Columbia) (the “BCBCA”), the board of directors of the Corporation (the “Board”) approved on April 12, 2020 a resolution to, among other things, consolidate the share capital of the Corporation (the “Consolidation Resolution”). The Consolidation Resolution authorized management of the Corporation to effect the consolidation (the “Consolidation”) of the common shares of the Corporation (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for twelve (12) pre-consolidation Common Shares (the “Consolidation Ratio”) to be effective on or about May 11, 2020 (the “Effective Date”). Further, pursuant to section 83 of the Business Corporations Act (British Columbia), each fractional Common Share remaining after completion of the Consolidation that is less than half (½) of a whole Common Share will be cancelled without consideration to the holders thereof and each fractional Common Share that is at least half (½) of a whole Common Share will be increased to one whole Common Share.

The Corporation will send to registered holders of Common Shares (the “Registered Holders”) a letter of transmittal (the “Letter of Transmittal”) that may be used by such Registered Holders to exchange their pre-Consolidation Common Share certificates for certificates in the capital of the Corporation representing the consolidated number of Common Shares. If a shareholder of the Corporation (a “Shareholder”) holds his, her or its Common Shares with such a bank, broker or other nominee and if such Shareholder has any questions in this regard, such Shareholder is encouraged to contact his, her or its nominee for further instructions, including obtaining physical certificates representing post-Consolidation Common Shares.

The Share Consolidation

The Board believes, for the reasons listed below, that a consolidation of the current number of outstanding Common Shares may be of benefit to the Corporation.

Reasons for the Consolidation

On April 8, 2020, the Corporation received notification from the New York Stock Exchange (the “NYSE”) that, as a result of its Common Share price falling below an average of US$1.00 for a consecutive 30 trading-day period, it is not in compliance with one of the NYSE’s continued listing standards. The Corporation expects the Consolidation to restore compliance with the NYSE’s continued listing standards. In addition, the Consolidation may increase the trading price of the Common Shares, which the Board believes will enhance their marketability and may increase the liquidity of the Common Shares if implemented at an appropriate time. The Board also believes that the Consolidation could result in broader interest and demand from those institutional and other investors that have internal guidelines and policies discouraging or prohibiting investments in lower priced securities.

Non-compliance with the NYSE price listing standard does not affect the continued listing and trading of the Common Shares on the Toronto Stock Exchange (the “TSX”), the Corporation’s business operations or its reporting requirements to any regulatory authorities, nor does it breach or cause an event of default under any of the Corporation’s agreements with its lenders.

The Consolidation will be implemented on the Effective Date with no further action required by registered holders of Common Shares. If the Board determines prior to the Effective Date it is not in the best interests of the Corporation to complete the Consolidation, it will make such a determination and promptly disseminate a public announcement.

In proposing the Consolidation Ratio in connection with the Consolidation, the Board has considered, among other things, factors such as:

•	The historical trading prices and trading volume of the Common Shares;
•	The prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Consolidation on the trading market(s) for the Common Shares;
•	The outlook for the trading price of the Common Shares;
•	Threshold prices of brokerage firms or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;
•	Advice received from the Corporation’s financial and legal advisors; and
•	Prevailing general market and economic conditions.

Certain Risks Associated with the Consolidation

The effect of the Consolidation on the per-share market price of the Common Shares cannot be predicted with any certainty, and the record of similar share consolidations for corporations similar to the Corporation is varied. There can be no assurance that the total market capitalization of the Common Shares of the Corporation (the aggregate value of all Common Shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will remain higher than the per-share market price of the Common Shares immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. Both the total market capitalization of the Corporation and the adjusted per-share market price of Common Shares following the Consolidation may be lower than the Corporation’s total market capitalization and per-share market price of Common Shares before the Consolidation took effect. In addition, a decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation, and the liquidity of the Common Shares could be adversely affected. Further, there can be no assurance that, if the Consolidation is implemented, the margin terms associated with the purchase of Common Shares will improve or that the Corporation will be successful in receiving increased attention from institutional investors. In addition to the above, the per-share market price of the Common Shares will continue to be based on the Corporation’s financial and operating results, the Corporation’s available capital and liquidity resources, the development of the Corporation’s product pipeline, market conditions, including the general effect of the novel COVID-19 coronavirus on financial markets and the cannabis industry, the market perception of the cannabis industry, changes in laws and regulations and other factors, which are unrelated to the numbers of Common Shares outstanding.

The Consolidation is subject to the satisfaction of the requirements of the NYSE and the TSX.

Principal Effects of the Consolidation

As of the date of this Information Notice, on a pre-Consolidation basis, the Corporation had 1,313,494,990 Common Shares issued and outstanding and, in addition to Common Shares issuable under the Corporation’s equity compensation plans, the Corporation had the following securities issued and outstanding:

•	5,684,554 warrants expiring November 2, 2020, each exercisable for one (1) Common Share (the “2020 Warrants”), pursuant to the warrant indenture between the Corporation and the Computershare Trust Company of Canada, as warrant agent, dated November 2, 2017;

2

•	6,173,835 warrants expiring August 9, 2023 (the “2023 Warrants”), each exercisable for one (1) Common Share;

•	164,467 warrants expiring August 22, 2024 (the “2024 Warrants”), each exercisable for one (1) Common Share; and

•	USD$345,000,000 in 5.50% convertible debentures due 2024 (the “2024 Notes”) pursuant to the indenture between the Corporation and GLAS Trust Company LLC, as trustee, dated January 4, 2019.

Following the completion of the proposed Consolidation, the number of Common Shares that would remain issued and outstanding would be 109,457,915, subject to adjustment due to the elimination of fractional shares. The Corporation is also authorized to issue an unlimited number of Class “A” Shares with a par value of $1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of $5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding as of the date of this Information Notice.

Certain proportionate adjustments will be made to outstanding warrants upon exercise thereof and to the 2024 Notes upon conversion thereof, in accordance with the terms and conditions governing such securities and summarized below:

•	Holders of the 2020 Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $48.00 to receive one (1) Common Share following the Consolidation;
•	Holders of the 2023 Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $112.40 to receive one (1) Common Share following the Consolidation;
•	Holders of 2024 Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $116.04 to receive one (1) post-Consolidation Common Shares; and
•	Holders of 2024 Notes will be entitled upon conversion in accordance with terms of such notes to receive 11.5308 Common Shares for every $1,000 principal amount of 2024 Notes held.

As the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares that remain available for future issuances. The Common Shares reserved for issuance pursuant to the Corporation’s Stock Option Plan would also be consolidated on a proportionate basis. The Corporation’s other share-based compensation schemes, the RSU Plan and the DSU Plan, would have all such outstanding awards similarly consolidated.

The Consolidation may result in some Shareholders owning “odd lots” of Common Shares on a post-Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares in “board lots”. Brokerage commissions and other costs of transactions in odd lots are often higher than the costs of transactions in “roundlots” of even multiples of “board lots”.

The Consolidation will not give rise to a capital gain or loss under the Income Tax Act (Canada) for a Shareholder who holds such Common Shares as capital property. The adjusted cost base to the Shareholder of the post-Consolidation Common Shares immediately after the Consolidation will be equal to the aggregate adjusted cost base to the Shareholder of the pre-Consolidation Common Shares immediately before the Consolidation.

Notice of Consolidation and Letter of Transmittal

Assuming the implementation of the Consolidation, the Corporation or its registrar and transfer agent will give written notice thereof to all the Registered Shareholders and will provide them with the Letter of Transmittal to be used for the purpose of surrendering such Registered Shareholders’ certificates representing the pre-Consolidation Common Shares to the Corporation’s registrar and transfer agent in exchange for new certificates representing whole post-Consolidation Common Shares. After the Consolidation, certificates representing pre-Consolidation Common Shares will (i) not constitute good delivery for the purposes of trades of post-Consolidation Common Shares; and (ii) be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the Registered Shareholder is entitled as a result of the Consolidation. No delivery of a new certificate to a Registered Shareholder will be made until the Registered Shareholder has surrendered his, her or its pre-Consolidation certificate(s).

3

Fractional Shares

Pursuant to section 83 of the BCBCA, each fractional Common Share remaining after completion of the Consolidation that is less than half (½) of a whole Common Share will be cancelled without consideration to the holders thereof and each fractional Common Share that is at least half (½) of a whole Common Share will be increased to one (1) whole Common Share.

Percentage Shareholdings

The Consolidation will not affect any Shareholder’s percentage ownership in the Corporation other than by the minimal effect of cancelling or rounding up fractional Common Shares, even though such ownership will be represented by a smaller number of Common Shares. See “The Share Consolidation – Fractional Shares”. Instead, the Consolidation will reduce proportionately the number of Common Shares held by all Shareholders.

Effect on Non-Registered Holders

Non-Registered Holders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the proposed Consolidation than those that will be put in place by the Corporation for Registered Shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Forward Looking Information

This information notice includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this information notice. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management’s experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Corporation’s annual information form dated September 10, 2019 (the “AIF”) and filed with Canadian securities regulators available on the Corporation’s issuer profile on SEDAR at www.sedar.com. The Corporation cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Corporation is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

4

AURORA CANNABIS INC.
By:	{Signed} Michael Singer
Michael Singer
Executive Chairman and Interim Chief Executive Officer

5